United States securities and exchange commission logo





                                October 5, 2023

       Yucheng Hu
       Chief Executive Officer and President
       MarsProtocol Inc.
       103 Tampines Street 86 #03-06
       The Alps Residences
       Singapore 528576

                                                        Re: MarsProtocol Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-4
                                                            Filed September 11,
2023
                                                            File No. 333-271349

       Dear Yucheng Hu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 24, 2023 letter.

       Amendment No. 1 to Form F-4

       General

   1.                                                   Please clarify the
distinction, if any, in the terms    crypto currencies,       digital
currencies,
                                                           digital assets,
 digital securities    and    crypto assets.    If there is no distinction,
please
                                                        revise the filing to
use a single defined term throughout.
   2. We note your responses to comments 8 and 14. We further note your disclosure on page
                                                        26 that, "[t]he
Company's common stock is currently listed on NYSE American under the symbol "MPU."" Please
reconcile your disclosure throughout to clarify the status of your listing after the
Redomicile Merger.
 Yucheng Hu
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MarsProtocol Inc.
Comapany
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3.       We note your response to comment 4 and your response to comment 39 that as of
         December 31, 2022,    the Company owned ETH only.    We further note
your disclosure
         on page 42 that,    [a]s of December 31, 2022, [you] held
approximately $2.97 million in
         USDC issued by Circle Internet Financial Public Limited Company and $0.09 million in
         USDT issued by Tether Limited Inc.    Please revise your disclosure to
specifically identify
         the crypto assets that you hold, as well as those for which you have plans to hold or otherwise transact in.
4. Please revise your disclosure to provide a comprehensive breakeven analysis for your
         Ethereum staking operations that compares the cost to earn one Ethereum with the market value of one Ethereum. Identify and explain all relevant inputs. Quantitative tabular disclosure may be helpful.
Summary
The Redomicile Merger
Saving Digital Pte. Ltd., page 1

5. Please revise to describe the material terms of your agreements with MarsLand Global
         Limited for staking services, and for authorization to use the trademark MarsProtocol.
         Please file those agreements as material contracts or explain why you are not required to do so.
Recent Developments, page 1

6. We note your response to comment 13. We also note your revised disclosure on page 1 that you "intend to use SDP to explore other crypto related business in Singapore" and that you "are currently looking at and evaluating other crypto-related business models outside of the United States that [you] believe may be synergistic with [y]our existing business."
         Please revise to provide expanded disclosure regarding the "other crypto related business"
         that you are considering and the "other crypto-related business models" that you are currently looking at and evaluating. In addition, please disclose if you have engaged in any discussions or entered into any agreements with individuals or businesses in this regard.
Risks Relating to Our Business, page 7

7. We note your response to comment 31. Please delete the reference to Tbit on page 7.
Risk Factors, page 10

8. We note your response to comment 61. We further note your disclosure throughout the document that CoinMarketCap is your principal market for valuing your digital assets.
         Please reconcile with the disclosure on page 18 that the Coinbase exchange is your principal market for Bitcoin as it does not appear that you hold, or trade, Bitcoin in the periods presented. Please revise, or advise otherwise.
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MarsProtocol Inc.
Comapany
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9. We note your response to comment 17 that you are not limited or restricted in offering your services outside of Singapore and in other jurisdictions. Please revise your disclosure to describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In addition, please revise your disclosure to describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.
10. We note your response to comment 21. As we are unable to locate responsive disclosure, we reissue our comment. Please revise to describe any material gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions, as well as any changes they have made to address those gaps.
Risks Related to Our Business
The Company plans to continue to explore other opportunities, page 15

11. We note your response to comment 30 and re-issue in part. Please revise to disclose the impact(s) of the discontinuation of the Mano game and the alSpace platform on your business activities. We also note your statement here and elsewhere that you have decided to discontinue the Mano game and the alSpace platform due to business reasons. Please reconcile your disclosures on pages 27, 31, 33, 35, F-3, F-8, F-26, F-45 and F-50 that such
         discontinuation was due to    regulatory challenges    and enforcement
actions brought by
         the SEC against the promoters of several digital assets.
Because of the recent decline in the cryptocurrency market and other adverse developments, page 17

12. We note your disclosure throughout that you have focused your efforts on solo-staking, which you describe as a process that involves putting up ETH, setting up and running a full Ethereum node, validating transactions on the Ethereum network, and earning rewards
         for doing so. We also note the statement here that you    also hold
and stake a number of
         crypto assets to generate revenue.    Please revise to describe which
other crypto assets
         you hold and stake, and your planned activities with respect to staking such other crypto assets, including without limitation, such program features, whose crypto assets are being staked, who is eligible to participate, and how the validation process is conducted through the program and by whom.
We are exposed to various risks associated with the failure to safeguard our crypto assets, page
19

13. We note your response to comment 17 that you are not limited or restricted in offering your services outside of Singapore and in other jurisdictions, and that you are voluntarily limiting your crypto-related business in Singapore. Given the possibility that your services may be offered to U.S. persons in the future, please revise to describe in greater
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         detail your KYC and AML policies and procedures.
Management's Discussion and Analysis
Corporate Developments, page 27

14. We note your response to comment 65. Please tell us, and revise your next amendment as appropriate, to address the following:
             Confirm our understanding that you have exited the business of providing staking tools to third parties for staking as a service;
             Tell us if you have any revenues related to providing staking tools to third parties for staking as a service subsequent to July 1, 2023;
             Tell us if all revenues included in the line item 'Revenue from provision of staking technology tools' were related to providing staking tools to third parties for staking as a service in the six months ended June 30, 2023, and if not, what the other revenues relate to; and
             Revise your next amendment to make sure that disclosures related to providing staking tools to third parties for staking as a service are clear that these operations are historical and not ongoing. Refer to pages 2 and 28 specifically for examples of disclosure that appears to cast the staking as a service business in the present and future tense, and not past.
15.      We note your disclosure on page 27 that you earned transaction fees of
5.7 ETH on your
         staked coins in the year ended December 31, 2022. From the rollforward on page 29, it appears you earned 5.7 ETH as a staking reward and 1.0 from provision of staking technology tools in the six months ended June 30, 2023. Please clarify for us the period during which these rewards were earned and revise your disclosure for consistency in your next amendment.
16. We note your response to comment 40 which states that as of December 31, 2022, the
         Company did not collateralize the crypto assets for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party. We reissue our prior comment and request that you respond as of the present date. To the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for
         any other person   s or entity   s loan, margin, rehypothecation or
similar activity. If so,
         discuss whether the recent crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.
17. We note your response to comment 41 and re-issue in part. Please revise to disclose the method and costs for acquiring the unaccounted for 123 ETH.
18. We note your response to comment 42 that you have ceased providing non-custodial staking tools services, and are only engaged in solo-staking operations. Please reconcile your disclosures on pages 28, F-8, F-35 and F-40 that non-custodial staking services are currently not available to U.S. residents.
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Ethereum Rewards, page 29

19.      We note your response to comment 27. Please reconcile your usage of
the term    stable
         cryptocurrencies    here and on page 42.
Results of Operations, page 31

20. We note your response to comment 35. Please revise your next amendment to break out the material components of the expense category 'Professional fees, general administrative and other' for the interim periods - Three Months Ended June 30, 2023 and Six Months
         Ended June 30, 2023 - like you did for the year ended December 31, 2022 on page 36.
21. We note your response to comment 52. Please revise your next amendment to reflect the black line separating Predecessor and Successor periods properly in your table on page 36 for Professional, general and administrative and other expenses. Currently, the black line is between two Successor periods.
Liquidity and Capital Resources, page 34

22.      We note your response to comment 5. Please reconcile your use of the
term    highly
         liquid    here and on page F-41.
Business of the Company
Crypto-Related Business, page 41

23. We note your response to comment 50 and your description of solo staking on page
         42. Please revise to provide additional disclosure concerning your solo staking program, including but not limited to:
             How and when staking rewards and revenues are calculated and earned;
             Whether staked crypto assets can be used or allocated, and if so how; and
             The nature and quantification of your staking expenses.
24. We note your response to comment 49 that you have ceased providing your non-custodial staking tools services. We note your disclosure that you were engaged in solo-staking and that you provided proof-of-stake technology tools in Singapore for the Ethereum network. Please expand your disclosure here and in the Summary section to specify the technology tools to which you refer.
Custodial Practices, page 42

25. We note your response to comment 7 and re-issue in part. We also note that Matrixport is
         a    hot custodian,    and your disclosure on page 18 that you    seek
to choose a trusted and
         secure custody service provider to protect [your] digital currency
assets.    Please confirm
         100% of your crypto asset are held in hot wallets, or if not, discuss what portion of the crypto assts are held in hot wallets and cold wallets. Please also revise to describe the criteria you used in selecting Matrixport as custodian.
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Index to Financial Statements
Audited Financial Statements for the Years Ended December 31, 2022 and 2021, page F-1

26. We acknowledge your responses to comments 55, 56 and 58. Adjustments to reflect
         GAAP-compliant classifications from noncompliant classifications are the corrections of errors. As a result, please revise your audited financial statements to present the following:
             All the disclosures required by ASC 250-10-50-1 for each of the error corrections made in the referenced comments;
             Label each impacted balance sheet and statement of operations and comprehensive income (loss) column as "As Restated"; and
             Have your auditors dual date their opinion for the error corrections.
         This comment also applies to the December 31, 2022 balance sheet presented with your interim financial statements.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Year Ended December 31, 2022, page F-5

27. We note your response to comment 54. Noting that you recorded $540,000 and
         $5,753,900 in operating lease revenue 2021 in the Successor and Predecessor periods, respectively, please tell us why there was no cost of revenue related to the aircraft leasing business.
Notes to Consolidated Financial Statements
Note 2. Summary of Principal Accounting Policies
Stablecoins, page F-11

28. We acknowledge your response to comment 58. Please address the following additional comments:
             Revise your policy disclosure to remove reference to Tether USD as a financial instrument;
             Revise your policy disclosure to indicate how you account for stablecoins that are financial instruments (i.e., USD Coin); and
             Separately reference for us the authoritative literature you rely upon to account for
            USD Coin.
Digital Assets, page F-12

29. We note your response to comment 60. Please tell us the following regarding your digital assets awarded to the Company through your GameFi and solo-staking business and your classification within operating activities on the Consolidated Statements of Cash Flows:
             Your average holding period for the ETH and BNB awarded to you through the
              GameFi and solo staking businesses;
             How you ultimately disposed of the ETH and BNB awarded to you, or, if you still hold these crypto assets, how you ultimately plan to use them, or when you plan to
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              dispose them;
                How you considered the guidance in ASC 230-10-45-11 through 13 and ASC 230-
              10-45-28.b regarding the classification of productive assets and intangible assets as investing activities given that your crypto assets are classified as intangible assets;
              and
                More specifically how your activities from the GameFi and solo staking businesses fit within the guidance you presented in your response pursuant to ASC 230-10-45-
              16. Simply quoting the guidance without providing your analysis and support as to why it is applicable is not useful.
30. We note your response to comment 61. ASC 820-10-35-5 requires fair value to be determined based on information in the single principal market, or in the absence of a principal market, the single most advantageous market. As previously indicated, as
         CoinMarketCap aggregates pricing from multiple markets and itself is not a market where digital asses can be bought and sold, it cannot be the principal market for GAAP purposes. As a result, please address the following:
             Identify for us the principal market or, in the absence of a principal market, the most advantageous market for each of the digital assets and stablecoins you hold or held during the periods included in your financial statements;
             Tell us how you determined that these markets are the principal or most advantageous markets and reference for us the authoritative literature you rely upon to support your determinations;
             Tell us whether Matrixport Cactus is your principal market for ETH and explain why or why not; and
             Provide us a materiality analysis for each period presented in your filing that presents, by digital asset and stablecoin, the aggregate price from the principal or most advantageous market versus the price from CoinMarketCap. Assess the impact on revenues recorded, digital asset impairment and any stablecoins carried at fair value at the balance sheet date.
Revenue Recogntion, Accounts Receivable and Allowance for Doubtful Accounts Revenue from Solo-Staking business, page F-14

31.      We note your response to comment 64. Please address the following comments and
         reference, where appropriate, the authoritative literature your rely upon to support your accounting:
             You identify the Ethereum chain as your customer and indicate that you have no written or electronic agreement with the Ethereum chain, yet you identify a contract with the Ethereum chain. Tell us the terms of this contract and how you determined them if you have no written or electronic agreement. To the extent you use some electronic information available from the Ethereum chain to support your assertion of a contract, provide us that information in your response.
             Tell us why the transacting parties on the Ethereum chain that pay gas/transaction fees are not also your customers.
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                Explain why you believe you have daily contracts if you can cancel the contract at any time. Tell us why the contract is not shorter than a day.
                Clarify what you mean that creation and validation of ETH transactions is a bundle of services not separately identifiable in the context of the contract.
                Tell us how your contract includes a series of creation and validation of ETH transactions yet the transfer of services are not substantially the same and that each creation and validation service is identified as a single performance obligation.
              Clarify for us whether each block written to the Ethereum chain is the result of a separate performance obligation or a series of performance obligations.
                Confirm for us that you receive the block reward and associated transaction fees as soon as the block is written.
                Tell us how your customer simultaneously receives and consumes the benefits of your staking services if you are not chosen by the Ethereum chain to validate and write an individual block to the chain.
                Tell us why you removed disclosure of network-based smart contracts from your annual financial statement policy note but continue to include it in your interim financial statement policy note on page F-44.
Note 5. Stablecoins, page F-22

32. We note your response to comment 67. Regarding your exchanges of stablecoins and digital assets in the year ended December 31, 2022 and the six months ended June 30,
         2023, please tell us the following regarding each material transaction:
             Why any exchanges or sales for cash result in no realized gains or losses and how this is consistent with your accounting policies;
             Specifically, for your exchange from BNB and USDT of $446,600, tell us how you determined the exchange price and why there was no gain or loss recorded; and
             Specifically, for your exchanges of stablecoins to ETH in both the year ended
              December 31, 2022 of $350,200 and the six months ended June 30, 2023 of
              $1,983,300, how you determined the exchange price and why there was no gain or loss recorded.
         In your response, specifically tell us how you considered the guidance in ASC 610-20-32-
         2 and 32-3 to record a gain or loss on the disposal of nonfinancial digital assets based on the fair value of the consideration received in exchange for those nonfinancial digital assets.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Summary of Principal Accounting Policies, page F-41

33. We note your response to comment 48, and your disclosures throughout that effective July
         1, 2023, you decided to suspend your StaaS business due to these actions taken by the
         SEC against cryptocurrency exchanges. Please reconcile your disclosure on page F-44 that commencing in March 2023, you provide your customers, through MTP, with proof-
         of-stake technology tools for digital assets through the staking
platform    MarsProtocol.
 Yucheng Hu
MarsProtocol Inc.
October 5, 2023
Page 9
      Please also revise to provide detailed disclosure regarding your StaaS platform, including everything offered on the platform and whether it only provided staking services. In addition, disclose whether you have any specific plans to resume your StaaS business in the near term, and whether you have determined the mechanics of this new platform.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,
FirstName LastNameYucheng Hu
                                                           Division of
Corporation Finance
Comapany NameMarsProtocol Inc.
                                                           Office of Crypto
Assets
October 5, 2023 Page 9
cc:       John P. Yung
FirstName LastName